Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Baxter International Inc. of our report dated February 11, 2021, except with respect to our opinion on the consolidated financial statements insofar as it relates to the disaggregation of net sales discussed in Note 1 and effects of the change in composition of reportable segments discussed in Note 16 to the consolidated financial statements, as to which the date is April 29, 2021, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in Baxter International Inc.’s Current Report on Form 8-K dated April 29, 2021. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

July 29, 2021